

April 1, 2011

<u>Via Facsimile</u>
Mr. Yuejian (James) Wang
Principal Executive Officer
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re:** **China Direct Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 23, 2010**
> **Form 10-K/A for the fiscal year ended September 30, 2010**
> **Filed January 28, 2011**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 001-33694**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Changes in Internal Control, page 43

1.   We note your disclosure that there were no changes in your internal control over financial reporting identified in connection with the evaluation of your controls performed during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We also note your disclosure in your quarterly report on Form 10-Q for the quarter ended December 31, 2010 that there were no changes in your internal control over financial reporting identified in connection with the evaluation of your controls performed during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to

materially affect, your internal control over financial reporting. Please reconcile these statements with your disclosure at page 43 of your annual report on Form 10-K for the fiscal year ended September 30, 2010 regarding remedial measures that you have taken with respect to the material weakness in your internal control over financial reporting.

Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

2.   We note your disclosure on page 8 explaining that you are subject to numerous laws and regulations relating to the protection of the environment. Please disclose your accounting policy for recognizing and measuring environmental remediation obligations and the related accounting information to comply with FASB ASC 410-30-50 and FASB ASC 450-20-50.

3.   We note disclosure in the third paragraphs on pages 3 and 4 indicating that you have entered into supply agreements to obtain raw materials for your Magnesium and Basic Metals segments. Tell us why you have not identified these arrangements as concentrations in the notes to your financial statements as would appear to be required by FASB ASC 275-10-50. In addition, if the fixed price supply agreements represent unconditional purchase obligations, you would need to provide the disclosures required by FASB ASC 440-10-50-4.

Note 3 – Acquisition of Ruiming Magnesium, page F-14

4.   We note you present pro forma information for fiscal 2010 that reflects the acquisition of Ruiming Magnesium as if it had occurred on October 1, 2009. It appears you would also need to present pro forma information for fiscal 2009 that reflects the acquisition as if had occurred on January 1, 2008, the first day of your 2009 transition period, to comply with FASB ASC 805-10-50-2(h). If disclosure of this information is not practicable, you would need to disclose that fact and explain why the disclosure is impracticable.

Note 5 – Comprehensive Income, page F-18

5.   Please disclose the accumulated balances for each classification presented in accumulated other comprehensive income as of September 30, 2010 and September 30, 2009 to comply with FASB ASC 220-10-45-14.

Note 10- Property Use Rights, page F-22

6.   We note your disclosure explaining that you capitalized acquisition costs for mining rights in connection with your acquisition of CDI Jixiang Metal in 2007. As the current

lease for these mining rights appears to have expired in October 2009, tell us how you concluded these capitalized costs are not impaired.

Note 14 – Segment Information, page F-31

7.   We note your disclosure on page 13 in which you discuss the risks associated with losing order volumes from major customers. Tell us whether any single customer accounted for 10% or more of your total revenues and if so, please comply with the guidance of FASB ASC 280-10-50-42.

Note 17 – Income Taxes, page F-33

8.   Tell us why you do not appear to consider deferred tax consequences when computing your income tax provision. In addition, tell us why you do not report a deferred tax asset or liability, while showing a valuation allowance to offset a deferred tax asset that you believe will not be realized. Provide all of the disclosures required to comply with FASB ASC 740-10-50; specifically address the applicability of the guidance identified in the following points.

●   Disclose information about any unrecognized tax benefits to comply with FASB ASC 740-10-50-15.

●   Disclose the amounts and expiration dates of operating loss and tax credit carryforwards to comply with FASB ASC 740-10-50-3.

9.   Please explain to us the origin of the line item, "China reduced tax rate zones" appearing in the reconciliation of your income tax expense/benefit computed at the federal statutory rate to your actual tax provision on page F-34, and provide any disclosures required by SAB Topic 11:C.

Note 19 – Commitments and Contingencies, page F-35

10.   We note your disclosure explaining that your audit committee approved the establishment of a $7.4 million reserve for a contingent loss from discontinued operations reflecting your "entire investment in Pan Asia Magnesium and an estimate for legal fees." Please clarify whether your "reserve" includes an impairment charge for your investment in Pan Asia Magnesium recorded under the guidance of FASB ASC 360 or an accrual for a loss related to the pending litigation recorded under the guidance of FASB ASC 450. Tell us the nature of the accrued legal fees and the amount of this estimate.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 – Capital Stock, page 15

11.   We note you disclosures explaining that you recorded adjustments to your financial
        statements to resolve improper accounting pertaining to contingent beneficial conversion
        features embedded in your preferred stock and warrants which needed to be recognized
        as derivative liabilities.

        Tell us how you concluded that the adjustments made to your financial statements to
        properly account for these instruments should not be treated as corrections of errors in
        accordance with the guidance of FASB ASC 250. Provide the analysis that you prepared
        in making this determination, showing how you considered the materiality of these errors
        on both a quantitative and qualitative basis, following the guidance in SAB Topics 1.M
        and 1.N.

Evaluation of Disclosure Controls and Procedures, page 38

12.   We note your disclosure stating that your CEO and CFO concluded that your internal
        control over financial reporting was not effective as of December 31, 2010. Please
        understand that while your certifying officers are only required to evaluate and conclude
        on the effectiveness of your internal control over financial reporting on an annual basis,
        they are required to evaluate and conclude on the effectiveness of your disclosure
        controls and procedures on a quarterly basis to comply with Item 307 of Regulation S-K.
        Please disclose the conclusions of your certifying officers regarding the effectiveness of
        your disclosure controls and procedures as of December 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director